Exhibit 99.2

Nexters Inc.

Interim Condensed Consolidated Financial Statements

For the three months and six months ended June 30, 2022 and June 30, 2021

Nexters Inc.

Nexters Inc.

Interim Condensed Consolidated Statement of Financial Position

As at June 30, 2022 and December 31, 2021

(in thousands of US$)

	Note	June 30, 2022	December 31, 2021
ASSETS
Non-current assets
Property and equipment	14	627	1,352
Intangible assets	15	15,553	266
Investments in equity accounted associates	16	22,051	—
Goodwill	3	48,900	1,501
Long-term deferred platform commission fees	23	105,440	116,533
Right-of-use assets	18	1,622	2,050
Deferred tax asset	13	—	25
Other non-current assets	16	6,161	107
Loans receivable - non-current	17	14,450	—
Total non-current assets		214,804	121,834
Current assets
Assets included in disposal group classified as held for sale	8	13,776	—
Indemnification asset	13,21	3,267	—
Trade and other receivables	19	46,229	45,087
Loans receivable	17	356	123
Cash and cash equivalents		91,378	142,802
Prepaid tax	13	3,444	3,137
Total current assets		158,450	191,149
Total assets		373,254	312,983

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity
Share capital		—	—
Other reserves		169,517	166,405
Accumulated deficit		(274,434)	(327,497)
Equity attributable to equity holders of the Company		(104,917)	(161,092)
Non-controlling interest		(281)	44
Total equity		(105,198)	(161,048)
Non-current liabilities
Lease liabilities - non-current	18	417	1,103
Long-term deferred revenue	23	110,981	128,074
Share warrant obligations	22	17,265	22,029
Put option liabilities	3,16	13,886	—
Other non-current liabilities	16	9,071	—
Total non-current liabilities		151,620	151,206
Current liabilities
Liabilities included in disposal group classified as held for sale	8	3,589	—
Lease liabilities - current	18	886	831
Trade and other payables	20	18,989	26,573
Provisions for non-income tax risks	3,21	1,381	—
Tax liability	3,13	3,661	814
Deferred revenue	23	298,326	294,607
Total current liabilities		326,832	322,825
Total liabilities		478,452	474,031
Total liabilities and shareholders’ equity		373,254	312,983

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nexters Inc.

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$)

		Six months ended	Six months ended	Three months ended	Three months ended
	Note	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue	7	251,837	196,333	125,766	109,644
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions		(68,839)	(53,990)	(35,388)	(29,510)
Game operation cost	9	(6,597)	(3,795)	(3,310)	(1,566)
Selling and marketing expenses	10	(91,321)	(155,472)	(35,027)	(90,745)
General and administrative expenses	11	(13,680)	(5,479)	(7,441)	(3,247)

Total costs and expenses, excluding depreciation and amortization		(180,437)	(218,736)	(81,166)	(125,068)
Depreciation and amortization		(2,287)	(248)	(1,374)	(106)
Profit/(loss) from operations		69,113	(22,651)	43,226	(15,530)
Finance income/(expense), net	12	393	(1,117)	1,612	711

Change in fair value of share warrant obligations and other financial instruments	22	7,268	—	576	—
Share of loss of equity-accounted associates	16	(1,640)	—	(3,296)	—
Profit/(loss) before income tax		75,134	(23,768)	42,118	(14,819)
Income tax expense	13	(2,025)	(524)	(1,252)	(325)
Profit/(loss) for the period from continuing operations, net of tax		73,109	(24,292)	40,866	(15,144)
Discontinued operations
Loss for the period from discontinued operations, net of tax	8	(20,371)	(7,506)	(11,538)	(4,866)
Profit/(loss) for the period, net of tax		52,738	(31,798)	29,327	(20,010)
Attributable to equity holders of the Company		53,063	(31,798)	29,634	(20,010)
Attributable to non-controlling interest		(325)	—	(307)	—
Other comprehensive income/(loss)		3,177	(250)	3,458	(202)
Total comprehensive income/(loss) for the period, net of tax		55,915	(32,048)	32,785	(20,212)
Attributable to equity holders of the Company		56,240	(32,048)	33,092	(20,212)
Attributable to non-controlling interest		(325)	—	(307)	—

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share, US$	6	0.27	(0.18)	0.15	(0.11)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nexters Inc.

Interim Condensed Consolidated Statement of Changes in Equity

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ except number of shares)

						Equity
		Number				attributable to	Non-
		of shares	Share	Other	Accumulated	equity holders of	controlling
	Note	outstanding	capital	reserves	deficit	the Company	interest	Total
Balance at December 31, 2020, as previously reported		20,000	27	8,289	(111,070)	(102,754)	—	(102,754)
Impact of correction	4	—	—	—	(381)	(381)	—	(381)
Balance at January 1, 2021		20,000	27	8,289	(111,451)	(103,135)	—	(103,135)
Loss for the period		—	—	—	(31,798)	(31,798)	—	(31,798)
Other comprehensive loss		—	—	(250)	—	(250)	—	(250)
Total comprehensive loss for the period		—	—	(250)	(31,798)	(32,048)	—	(32,048)
Share-based payments	27	—	—	73	(254)	(181)	—	(181)
Distribution and dividends		—	—	—	(50,000)	(50,000)	—	(50,000)
Total transactions with shareholders		—	—	73	(50,254)	(50,181)	—	(50,181)
Balance at June 30, 2021		20,000	27	8,112	(193,503)	(185,364)	—	(185,364)

						Equity
		Number of				attributable to	Non-
		shares	Share	Other	Accumulated	equity holders of	controlling
	Note	outstanding	capital	reserves	deficit	the Company	interest	Total
Balance at January 1, 2022		196,523,101	—	166,405	(327,497)	(161,092)	44	(161,048)
Profit for the period		—	—	—	53,063	53,063	(325)	52,738
Other comprehensive income		—	—	3,177	—	3,177	—	3,177
Total comprehensive income for the period		—	—	3,177	53,063	56,240	(325)	55,915
Issue of ordinary shares related to business combination	3	—	—	(2,094)	—	(2,094)	—	(2,094)
Share-based payments	27	—	—	2,029	—	2,029	—	2,029
Total transactions with shareholders		—	—	(65)	—	(65)	—	(65)
Balance at June 30, 2022		196,523,101	—	169,517	(274,434)	(104,917)	(281)	(105,198)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nexters Inc.

Interim Condensed Consolidated Statement of Cash Flows

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$)1

		Six months ended	Six months ended	Three months ended	Three months ended
	Note	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operating activities
Profit/(loss) for the period, net of tax		52,738	(31,798)	29,327	(20,010)
Adjustments for:
Depreciation and amortization		3,617	1,068	2,150	609
Share-based payments expense	27	2,029	705	964	315
Share of loss of equity-accounted associates	16	1,640	—	3,296	—
Expected credit losses	17,19,26	3,859	—	3,527	—
Property and equipment write-off	11	313	—	—	—
Impairment of intangible assets	15	241	—	241	—
Change in fair value of share warrant obligations	22	(7,268)	—	(576)	—
Unwinding of discount on the put option liability	12	101	—	34	—
Interest income	12	(334)	—	(235)	—
Interest expense	12	77	50	34	26
Foreign exchange loss/(gain)	12	779	1,078	(2)	(723)
Income tax expense	13	2,092	554	1,340	370
		59,884	(28,343)	40,100	(19,413)
Changes in working capital:
Decrease/(increase) in deferred platform commissions	23	11,093	(15,665)	8,462	(10,110)
(Decrease)/increase in deferred revenue	23	(13,374)	71,722	(14,674)	44,849
(Increase)/decrease in trade and other receivables		(2,128)	(31,602)	842	(18,299)
(Decrease)/increase in trade and other payables		(15,768)	14,721	(13,558)	(4,782)
		(20,177)	39,176	(18,928)	11,658
Income tax paid		(202)	(30)	(76)	34
Net cash flows generated/(used) from operating activities		39,505	10,803	21,096	(7,721)

Investing activities
Acquisition of intangible assets	15	(107)	(90)	(100)	(32)
Acquisition of property and equipment	14	(516)	(449)	(11)	(323)
Acquisition of subsidiary net of cash acquired	3	(50,022)	(1,240)	—	(23)
Investments in equity accounted associates	16	(15,000)	—	1,586	—
Loans granted	17	(17,786)	(282)	(7,850)	(282)
Proceeds from repayment of loans		125	8	125	—
Net cash flows used in investing activities		(83,306)	(2,053)	(6,250)	(660)

Financing activities
Payments of lease liabilities	18	(1,438)	(940)	(804)	(390)
Proceeds from borrowings	17	165	(49)	165	(49)
Interest on lease	18	(77)	(50)	(36)	(26)
Dividends paid and distribution to shareholders		—	(50,534)	—	(50,230)
Net cash flows used in financing activities		(1,350)	(51,573)	(675)	(50,695)
Net (decrease)/increase in cash and cash equivalents for the period		(45,151)	(42,823)	14,171	(59,076)
Cash and cash equivalents at the beginning of the period		142,802	84,557	83,704	99,912
Effect of changes in exchange rates on cash held		1,426	(836)	1,202	62
Cash and cash equivalents at the end of the period		99,077	40,898	99,077	40,898

1 The Group has presented a condensed consolidated statement of cash flows that includes an analysis of all cash flows including both continuing and discontinued operations; amounts related to discontinued operations are disclosed in Note 8.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

1.Reporting entity

Nexters Inc. (the “Company”) is a company incorporated under the laws of the British Virgin Islands on January 27, 2021, which was formed for the sole purpose of effectuating the Transaction meaning the merger with Kismet Acquisition One Corp (“Kismet”) contemplated by the Business Combination Agreement, which was consummated on August 26, 2021.

Prior to the Transaction, the Company had no material assets and did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings.

The mailing and registered address of Nexters Inc.’s principal executive office is 55, Griva Digeni, 3101, Limassol, Cyprus.

Nexters Inc. is the direct parent of Nexters Global Ltd, which was incorporated in Cyprus on November 2, 2009 as a private limited liability company under the Cyprus Companies Law, Cap. 113. Nexters Global Ltd’s registered office is at Faneromenis 107, 6031, Larnaca, Cyprus.

The principal activities of the Company and its subsidiaries (the “Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services. Information about the Company’s main subsidiaries is disclosed in Note 25.

The Company’s ordinary shares and warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively.

The Group has no ultimate controlling party.

2.Basis of presentation

These interim condensed consolidated financial statements for the three and six months ended June 30, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 included in the Form 20-F for the year ended December 31, 2021 as filed with the Securities and Exchange Commission on April 29, 2022. They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the annual consolidated financial statements for the year ended December 31, 2021.

These interim condensed consolidated financial statements were authorized for issue by the Group’s Board of Directors on September 26, 2022.

3.Summary of significant accounting policies

The accounting policies and methods of computation applied in the preparation of these interim condensed consolidated financial statements are consistent with those disclosed in the annual consolidated financial statements of the Group for the year ended December 31, 2021 included in the Form 20-F for the year ended December 31, 2021 as filed with the Securities and Exchange Commission on April 29, 2022. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

3.1.Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the total of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed and included in operating expenses.

The Group measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as at the acquisition date.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and vested share-based payment awards of the acquiree that are replaced in the business combination.

If control is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

A contingent liability of the acquiree is recognized in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Only components of non-controlling interest constituting a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are measured at their acquisition date fair value.

The Group accounts for a change in the ownership interest of a subsidiary (without loss of control) as a transaction with owners in their capacity as owners. Therefore, such transactions do not give rise to goodwill, nor do they give rise to a gain or loss and are accounted for as an equity transaction.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. If the Group reorganizes its reporting structure in a way that changes the composition of one or more cash-generating units to which goodwill has been allocated, the goodwill is reallocated to the units affected. The reallocation is performed using a relative value approach similar to that used in connection with the disposal of an operation within a cash-generating unit, unless some other method better reflects the goodwill associated with the reorganized units.

A.Acquisition of game development studios

On January 25, 2022, the Board approved the acquisition of three game development studios, aiming at accelerating the Company’s product growth strategy and enlarging its player base.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

The Company acquired 100%, 48.8% and 49.5% of the issued share capital of Gracevale Ltd, MX Capital Ltd, and Castcrown Ltd, respectively. For the information regarding the associates please see Note 16.

On January 27, 2022, the Company entered into a share purchase agreement to acquire 100% of the issued share capital of Gracevale Ltd, developer and publisher of PixelGun 3D mobile shooter title, for a total consideration of up to 70,000. The deal included a cash consideration of 55,517, a share consideration of 3,963, and a deferred share consideration of 10,520 subject to certain conditions. In parallel with the acquisition of Gracevale Ltd, the Company also acquired Lightmap Studio for an amount of 150, which will now take part in the maintenance and support of Pixel Gun 3D. The two transactions were fully executed on January 31, 2022. The deal is accounted for as business combinations based on the provisions of IFRS 3. Gracevale Ltd was renamed to Lightmap Ltd on March 30, 2022.

Based on the Share purchase agreement at the date of acquisition the sellers received the option to require Nexters Inc. to acquire outstanding consideration shares from the seller for a price of US$ 10.00 per share. There are two scenarios when the option becomes exercisable:

- the first scenario is when the shares are ineligible for sale on Nasdaq in one year from the date of allotment of such shares;

- the second scenario represents a general right of the sellers to sell their outstanding consideration shares to Nexters Inc. no later than two years from the acquisition date.

The option is recognized on the acquisition date in the amount of 13,636 calculated as the present value of the redemption amount of the share consideration discounted using the Company’s incremental borrowing rate. The unwinding of the discount from the acquisition date till the reporting date amounted to 101.

B.Consideration transferred

The following table summarises the acquisition-date fair value of each major class of consideration transferred.

Consideration transferred
Cash	55,667
Share consideration	3,158
Deferred share consideration	8,384
Total fair value of consideration	67,209

Share consideration and deferred share consideration fair value were determined using the quantity of the shares stated in the share purchase agreement multiplied by the share price of Nexters Inc. as at the date of acquisition, which is US$ 7.97.

The difference between the share considerations and put option of the sellers of Lightmap Ltd of 2,094 is reflected in the interim condensed consolidated statement of changes in equity in the line “Issue of ordinary shares related to business combination”.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

C.Fair value of the assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Lightmap Ltd on provisional basis as at the date of acquisition were:

Fair value recognized on
acquisition, January 31, 2022,
Lightmap Ltd
Assets
Property and equipment	68
Intangible assets	17,664
Right-of-use assets	230
Indemnification asset	3,043
Trade and other receivables	2,375
Cash and cash equivalents	1,555
Prepaid tax	383
25,318
Liabilities
Lease liabilities	(230)
Trade and other payables	(2,185)
Provisions for non-income tax risks	(1,381)
Tax liability	(1,721)
(5,517)
Total identifiable net assets at fair value	19,801
Goodwill arising on acquisition	47,408
NCI	—
Purchase consideration transferred	67,209

Analysis of cash flows on acquisition:
Net cash acquired with the subsidiary	1,555
Consideration to be paid	(55,667)
Cash payable after reporting period	4,090
Net cash flow in acquisition	(50,022)

D.Goodwill

Goodwill recognized in the amount of 47,408 is attributable primarily to the synergy effects as well as workforce and was assigned to the whole Group as one Cash Generating Unit (see Note 4). None of the goodwill is expected to be deductible for income tax purposes. The Company recognized separately from the acquisition the cost of the due diligence of 51 as acquisition related costs that should be expensed in the current period.

Lightmap Ltd’s property and equipment consist of office equipment purchased within the last three years, its fair value approximates to its carrying amount.

At the date of the acquisition, the fair value of the trade and other payables of Lightmap Ltd approximates to its carrying amount due to the fact they are represented by short-term advances and lease deposit.

The group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

The group’s trade and other receivables amount represents gross contractual amounts for the acquired receivables, its fair value approximates to its carrying amount as they are predominantly short-term.

The deferred revenue represents the payments from players for virtual items, which are non-refundable and relate to non-cancellable contracts that specify the company’s obligations. These payments are initially recorded as deferred revenue. The related platform and payment processing fees are recorded as expense in the same period when the relevant revenue is recognized while the amount of the platform and payment processing fees, which relate to the deferred revenue, is recognized as deferred platform commission fees. Management applied the bottom-up approach to estimate the fair value of the deferred revenue as required by IFRS 3. Under this approach, the company adds the cost that it incurs to fulfill the performance obligation to the profit margin. The cost does not include items such as marketing, training, and recruiting. Such costs are not included as the company incurs these either before the acquisition date or these are not needed to fulfill the obligation. Based on the analysis, the fair value of the deferred revenue was determined to be insignificant. Respectively, the fair value of the deferred commission fees is also insignificant. Therefore, no balances were recognized as of the acquisition date.

CGU was not tested for impairment because there were no impairment indicators as at June 30, 2022.

From the date of acquisition Lightmap Ltd has contributed revenue of 2,524 and net loss before tax of 2,561 to the continuing operations of the Group.

If the acquisition had taken place at the beginning of the year, consolidated revenue of the Group would have been 252,395 and profit before tax from continuing operations for the period would have been 74,593.

For the details of measurement of the intangible assets recognized as at acquisition date see Note 4.

E.Reconciliation of carrying amount of goodwill

Cost
Balance at January 1, 2022	1,501
Acquisition through business combination	47,408
Translation reserve	(9)
Balance at June 30, 2022	48,900

F.Contingencies

Lightmap Ltd recognized a liability of 925 in relation to corporate income tax risks and of 1,381 in relation to indirect taxes, as it considered that there is a present obligation as a result of past events with the probable outflow of resources. Lightmap Ltd also recognized a contingent liability of 737 under IFRS 3 in relation to corporate income tax, as it considered that there is a present obligation as a result of past events with the probability of outflow of the recourses lower than 50%. The Company recognized the indemnification asset in the amount equal the total liability of the mentioned risks, as such indemnification was provided in the share purchase agreement.

4.Use of judgements and estimates

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. Actual results may differ from these estimates.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2021 except for as described below.

Warrants’ valuation

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$ 11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,249,993 warrants of the Company, 13,499,993 of which are public and 6,750,000 of which are private.

The Company accounts for the warrants in its financial statements as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date until exercised, with any change in fair value to be recognized in the interim condensed consolidated statement of profit or loss and other comprehensive income.

Management exercised judgement in applying Monte-Carlo simulation for the purpose of estimating fair value of Private Warrants and Public Warrants, as there is no active market. For the key assumptions of the model see Note 22.

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in volatility. Below is the analysis of sensitivity to this parameter:

●	While other parameters remain constant, an increase of volatility by 10% would increase the fair value of public and private warrants as at June 30, 2022 by 2,650.
●	While other parameters remain constant, a decrease of volatility by 10% would decrease the fair value of public and private warrants as at June 30, 2022 by 3,227.

Key assumption of share price in the model is starting share price which is estimated based on the two approaches (see Note 21). Another key assumption of risk-free rate is a static parameter as of date derived from Bloomberg system applied without modifications.

Below is the analysis of sensitivity to the starting share price parameter:

●	While other parameters remain constant, an increase of starting share price by 10% would increase the fair value of public and private warrants as at June 30, 2022 by 3,390.
●	While other parameters remain constant, a decrease of starting share price by 10% would decrease the fair value of public and private warrants as at June 30, 2022 by 2,715.

Measurement of the financial instruments issued as part of the investments in equity accounted associates

Valuation of the financial instruments arose in the result of investments into equity associates during the reporting period which included sellers and founders earn-outs, call and put options of Nexters Inc. and respective shareholders as per shareholders’ and share purchase agreements.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

Valuation of the financial instruments is based on achievement by the equity accounted associates of performance targets such as Net bookings and EBITDA over certain agreed periods of time. In order to estimate achievement of such performance targets management utilized Monte-Carlo simulations over the agreed periods and projected various outcomes for each performance target based on the underlying management assumptions of the investees’ future business growth. Management determined the fair values of the financial instruments based on outputs provided by those Monte-Carlo simulations.

In order to determine the fair value of the financial instruments (see Note 3 and 16) management applied the following assumptions:

●	Assumption of target pay back on marketing investments in customer acquisition applied to the projected periods. This assumption is based on the historical effectiveness of marketing expenses for Hero Wars game and management applied adjustment related to uncertainty of the games being new.
●	Assumption of Discount rate based on risk-free rate (see Change in estimate chapter in Note 4 below)
●	Assumption of valuation of investees based on multiples of Enterprise Value to Net bookings and Enterprise Value to Investor’s consolidated management EBITDA based on publicly traded peers from gaming industry.
●	Assumption of Standard deviation (Sigma parameter of GBM distribution) of marketing expenditure incurred in order to generate bookings over the projected period of time with bookings benchmarked against historic performance of the same genre games in the gaming industry and implying certain Failure rate for such games.

Due to the fact, that stochastic generated marketing costs are mainly dependent from sigma parameter of GBM distribution, sigma was used in sensitivity tests to determine change in fair value of financial instruments with the change of marketing costs.

The analysis of sensitivity to the key parameters of financial model in MX Capital Ltd are presented below:

●	While other parameters remain constant, an increase of target pay back on marketing investments by 30 days would decrease the fair value of founders earn-outs, sellers earn-outs, call and put options of MX Capital Ltd as at June 30, 2022 by 230, 477, 20 and 1 consequently.
●	While other parameters remain constant, a decrease of target pay back on marketing investments by 30 days would increase the fair value of founders earn-outs, sellers earn-outs and call option of MX Capital Ltd as at June 30, 2022 by 129, 270, 0 and decrease the fair value of put option by 13.
●	While other parameters remain constant, an increase of risk-free rate by 10% would decrease the fair value of founders earn-outs, sellers earn-outs, call and put options of MX Capital Ltd as at June 30, 2022 by 6, 77, 4 and 1 consequently.
●	While other parameters remain constant, a decrease of risk-free rate by 10% would increase the fair value of founders earn-outs, sellers earn-outs and call and put options of MX Capital Ltd as at June 30, 2022 by 6, 78, 4 and 1 consequently.
●	While other parameters remain constant, an increase of multiples by 10% would increase the fair value of call option of MX Capital Ltd as at June 30, 2022 by 1,279 and decrease the fair value of put option by 50.
●	While other parameters remain constant, a decrease of multiples by 10% would decrease the fair value of call option of MX Capital Ltd as at June 30, 2022 by 557 and increase the fair value of put option by 751.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

●	While other parameters remain constant, an increase of sigma by 10% would increase the fair value of founders earn-outs and put option of MX Capital Ltd as at June 30, 2022 by 71 and 89 and decrease the fair value of sellers earn-outs and call option by 244 and 20.
●	While other parameters remain constant, a decrease of sigma by 10% would increase the fair value of sellers earn-outs and call option of MX Capital Ltd as at June 30, 2022 by 366 and 20 and decrease the fair value of founders earn-outs and put option by 200 and 86.

The analysis of sensitivity to the key parameters of financial model in Castcrown Ltd are presented below:

●	While other parameters remain constant, an increase of target pay back on marketing investments by 30 days would decrease the fair value of call option of Castcrown Ltd as at June 30, 2022 by 304.
●	While other parameters remain constant, a decrease of target pay back on marketing investments by 30 days would increase the fair value of call option of Castcrown Ltd as at June 30, 2022 by 568.
●	While other parameters remain constant, an increase of risk-free rate by 10% would decrease the fair value of call option of Castcrown Ltd as at June 30, 2022 by 212.
●	While other parameters remain constant, a decrease of risk-free rate by 10% would increase the fair value of call option of Castcrown Ltd as at June 30, 2022 by 10.
●	While other parameters remain constant, an increase of multiples by 10% would increase the fair value of call option of Castcrown Ltd as at June 30, 2022 by 796.
●	While other parameters remain constant, a decrease of multiples by 10% would decrease the fair value of call option of Castcrown Ltd as at June 30, 2022 by 925.
●	While other parameters remain constant, an increase of sigma by 10% would decrease the fair value of call option of Castcrown Ltd as at June 30, 2022 by 571.
●	While other parameters remain constant, a decrease of sigma by 10% would increase the fair value of call option of Castcrown Ltd as at June 30, 2022 by 463.

Measurement of the intangible assets recognized at the business combination

Management has assessed fair value of the assets acquired and liabilities assumed in the acquisition of Lightmap Ltd and used the relief-from royalty method under the income approach to measure the fair value of the intangible assets acquired. The intangible assets acquired mainly include IP rights, trademark, domain name and R&D.

The relief-from-royalty method measures the fair value of intangible assets using assumptions about what would it cost for a market participant to use the acquired intangible asset if another entity owned it. This technique is appropriate only if the highest and best use of the asset is to use it actively in the market. As a result of owning the asset, a market participant is relieved from making royalty payments that might otherwise be required. This method includes assumptions about the stream of payments that would be required, usually in the form of royalties, to another party for the right to use the asset. The fair value of the intangible asset is measured as the discounted stream of payments from which the acquiring entity is relieved because it owns the asset.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

Management believes that the ‘relief-from-royalty method’ is the most appropriate method for the valuation of the intangible assets, as it minimizes the unobservable inputs. The highest and best use of main game of Gracevale Ltd is to use it actively in the market and earn revenue from in-app purchases and advertising. The fair value of the game can be measured as the discounted stream of royalty payments from which Nexters Inc. is relieved because it owns the asset. The following assumptions were used to measure the fair value of the intangible assets:

●	A specific discount rate, which is based on the WACC of Nexters Inc. amounting to 10.5% and additional 5% to reflect the investee-specific risks. The Nexters Inc.’s WACC is based on the rate of 30-year treasury bonds issued by the government in the US market and in the same currency as the cash flows, adjusted for a risk premium to reflect both the increased risk of investing in equities generally and the systematic risk of the specific CGU;
●	A useful life of the game was assumed to be four years, as the game has reached its maturity stage.
●	Royalty rate of 26% was used being the median of the arm’s length royalty rate ranges observed in the market from 19% to 40%.
●	Projected gross bookings based on the financial models’ base forecast including failure rate of 21.05%, based on on AppMagic historical data of the games having the same genre and comparable size. Failure event is a descend of the net bookings of 20% for two consecutive years. This event means that Company was unable to find marketing strategy to scale the business.

Measurement of the tax uncertainties of the acquired companies

Accounting for the tax uncertainties involves a significant judgement in respect of both assessment of the probability of the realization of the tax uncertainties and quantification of the tax uncertainties.

The Group recognized the tax uncertainties by applying 75% probability to the tax uncertainties considered to be probable and 30% to the tax uncertainties considered to be possible. For the more details on the amounts of tax risks see Note 13, 16 and 21, depending on the nature of the risk.

Seasonality

Our business experiences the effects of seasonality. We usually experience certain decreases in the efficiency of our marketing and user acquisition towards the end of the year as a result of competition for the same users from retail advertising campaigns during Halloween, Thanksgiving and Christmas as well as during summer months due to the decrease in time spent online by our players during the summer vacation season. We typically benefit from the increased efficiency in this respect during the first quarter of each year. To address seasonality, our strategy is to (i) decrease the intensity of our user acquisition and marketing campaigns in summer and towards the end of the year; (ii) only utilize those channels and instruments that we believe are less saturated with the competing marketing campaigns; and (iii) increase the intensity of our user acquisition and marketing activities in the first quarter of each year.

Correction of errors – comparative period

During the preparation of the consolidated financial statements for 2021, management identified several errors, which were disclosed in the respective note.

They related to the inconsistencies in calculation of the withholding taxes in Brazil and Taiwan, indirect taxes in Japan, deferred revenue and complex share options for the periods ended on December 31, 2020 and 2019.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

Change in estimates

Intangible assets

Management has assessed fair value of the intangible assets at acquisition using the relief-from royalty method under the income approach (for the assumptions refer to Note 4 above). As at June 30, 2022 Management applied change in estimates due to the changes in the assumptions related to certain input parameters of the valuation models as presented below:

●	In WACC as a benchmark of risk-free rate, we used as at June 30, 2022 the yield of the 30-year treasury bonds issued by the US government as opposed to 10-year notes before. Also, the discount for the lack of marketability (DLOM) was replaced by industry accepted size risk premium, as there is no accurate way to predict the date of the trading halt release.

If there were no changes to the fair values of intangible assets their fair value would have been higher by 362 at the acquisition date.

Warrants

As stated above the Company accounts for the warrants in its financial statements as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments.

Management exercised judgement in applying Monte-Carlo simulation for the purpose of estimating fair value of Private Warrants and Public Warrants. As a result of more precise estimate the following assumptions were changed as at June 30, 2022:

●	The discount for the lack of marketability (DLOM) was not applied as there is no accurate way to predict the date of the trading halt release.
●	Estimated effect of losses to be incurred as a result of changed operating environment was updated from 5.1% to 11.9%.
●	Implied multiples were calculated using the last quoted share price to estimate a discount to average multiples of our peer group (31% for EV/Bookings and 37% for EV/EBITDA) and the discounts from these multiples were applied to estimate them as at the reporting date.

If the warrants were valued using previous approach their fair value as at June 30, 2022 would have been lower by 7,847.

Financial instruments

As for the valuation of warrants, for other financial instruments management determined the fair values of the financial instruments based on outputs provided by Monte-Carlo simulations. As a result of more precise estimate the following assumptions were changed as at June 30, 2022:

●	The discount for the lack of marketability (DLOM) was not applied as there is no accurate way to predict the date of the trading halt release.
●	Assumption of Discount rate based on risk free rate of 3% was used instead of discount rate based on weighted average cost of capital (WACC) of Nexters Inc., which was adjusted to account for the specific risks of investees before.
●	15% discount on platform commission for the publisher on each platform limited by 1,000 million of net bookings was applied.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

If financial instruments were valued using previous approach the fair value of call option of Castcrown Ltd as at June 30, 2022 would be less by 1,638, the fair value of call option of MX Capital Ltd would be less by 155.

The fair value of founders earn-outs of MX Capital Ltd would be less by 247, of sellers earn-outs would be less by 3,037 and of put option would be less by 42.

5.Segment reporting

We operate through one operating segment with one business activity: development and publishing of online games for mobile, web and social platforms, including Hero Wars, Island Questaway, Chibi Island, Throne Rush and other. The financial information reviewed by our Chief Operating Decision Maker, which is our Chief Executive Officer and Board of Directors, is included within one operating segment for purposes of allocating resources and evaluating financial performance.

We disclose the geographical distribution of our revenue in Note 7. We do not have the ability to track revenue deferral on a by country basis therefore we applied average deferral rate to in-game purchases disaggregated by geography.

6.Earnings/(loss) per share

Basic earnings/(loss) per share amounts are calculated by dividing profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings/(loss) per share amounts are calculated by dividing the net profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent adjusted for the effect of any potential share exercise by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in basic and diluted earnings/(loss) per share computations for the three and six months ended June 30, 2022 and June 30, 2021:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent for basic earnings	53,063	(31,798)	29,634	(20,010)

Weighted average number of ordinary shares for basic and diluted earnings per share	197,971,371	176,584,343	197,971,371	176,584,343

Earnings/(loss) per share:
Earnings/(loss) attributable to ordinary equity holders of the parent, US$	0.27	(0.18)	0.15	(0.11)

The Company applies guidance on retrospective adjustments in IAS 33 to reflect the impact of the Transaction on the earnings per share calculation. The number of shares prior to the Transaction was determined as the number of shares of Nexters Global Ltd multiplied by the ratio of the Nexters Inc. shares issued to the Nexters Global Ltd shareholders upon the Transaction to the Nexters Global Ltd shares prior to the Transaction.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

The Company does not consider the effect of the warrants sold in the Initial Public Offering and private placement and the options granted under Employee Stock Option plan in the calculation of diluted loss per share, since they do not have a dilutive effect as at the reporting date they are out of the money, except an insignificant portion of vested options with strike price of 0. Deferred exchange shares are not considered by the Company in calculation of the basic and diluted earnings per share, as the instrument is neither vested at the reporting date nor would have been vested if the reporting date was the end of the contingent period, due to Deferred exchange shares in aggregate of 20,000,000 which are subject to certain conditions in accordance with Business Combination agreement with Kismet and those conditions were not met.

The increase in the number of shares amounted to 1,448,270 is caused by allotment of share consideration for acquisition of Gracevale Ltd as discussed in the Note 3.

7.Revenue

The following table summarizes revenue from contracts with customers for the six and three months ended June 30, 2022 and June 30, 2021:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
In-game purchases	241,014	185,481	120,975	102,710
Advertising	10,823	10,852	4,791	6,934
Total	251,837	196,333	125,766	109,644

The following table set forth revenue disaggregated based on geographical location of our payers:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
US	81,385	63,793	42,203	34,849
Europe	53,485	44,589	26,770	23,682
FSU*	26,582	25,539	13,436	13,904
Asia	68,367	45,066	33,043	26,786
Other	22,018	17,346	10,314	10,423
Total	251,837	196,333	125,766	109,644

*Former Soviet Union countries include Russia, Ukraine, Georgia, Belorussia, Uzbekistan, Armenia, Azerbaijan, Kazakhstan, Kyrgyzstan, Moldova, Turkmenistan, Tajikistan, Latvia, Lithuania and Estonia.

99% of the Group’s total revenues for the six months ended June 30, 2022 was generated by Hero Wars game title (98% - for the six months ended June 30, 2021).

8.Discontinued operations

As at June 30, 2022 the Company contemplated to discuss at the Board of Directors meeting in July 2022 a sale of all its Russian subsidiaries, i.e. Nexters Studio LLC, Nexters Online LLC, Gamepositive LLC and Lightmap LLC to the local management as a part of the strategy to eliminate to a maximum extent possible within the Company control the risks related to Russian Federation. For that reason, these entities are accounted for as discontinued operations in these interim condensed consolidated financial statements in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

The comparative interim condensed consolidated statement of profit or loss and other comprehensive income has been adjusted to present the discontinued operation separately from continuing operations.

Subsequent to the disposal, the Group hasn’t continued to work with the discontinued operation. Although intra-group transactions have been fully eliminated in the consolidated financial results, management has elected to attribute the elimination of transactions between the continuing operations and the discontinued operation before the disposal in a way that reflects the continuance of these transactions subsequent to the disposal, because management believes that this is useful to the users of the financial statements. To achieve this presentation, management has eliminated from the results of the discontinued operation the inter-company revenue (and costs thereof, less unrealised profits) made before its disposal. Because purchases from the discontinued operation will not continue subsequent to the disposal, inter-company purchases made by the continuing operations before the disposal are removed from continuing operations.

A.	Results of discontinued operations

	Six months ended	Six months ended	Three months ended	Three months ended
Results of discontinued operation	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue	21,639	8,131	13,957	5,458
Elimination of intra-group revenue	(19,746)	(8,131)	(12,064)	(5,458)
External revenue	1,893	—	1,893	—

Expenses	(22,199)	(7,476)	(13,129)	(4,821)
Elimination of intra-group expenses	—	—	(217)	—
External expenses	(22,199)	(7,476)	(13,346)	(4,821)

Results from operating activities	(20,306)	(7,476)	(11,453)	(4,821)
Income tax	(65)	(30)	(85)	(45)
Loss from discontinued operations, net of tax	(20,371)	(7,506)	(11,538)	(4,866)
Attributed to Parent	(20,046)	(7,506)	(11,231)	(4,866)
Attributed to NCI	(325)	—	(307)	—

Of the loss from the discontinued operation of 20,371 (7,506 for the six months ended June 30, 2021) an amount 20,046 (7,506 for the six months ended June 30, 2021) is attributable to the owners of the Company.

Expenses of the companies included in the discontinued operations include termination benefits of 1,517 related to the reduction of personnel in response to the changing operating environment.

B.	Cash flows from (used in) discontinued operations

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net cash flows generated/(used) from operating activities	9,015	1,241	5,156	(61)
Net cash flows used in investing activities	(735)	(396)	(513)	(270)
Net cash flows used in financing activities	(849)	(644)	(338)	(371)

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

C.	Assets and liabilities included in disposal groups and effect of disposal on the financial position of the Group

June 30, 2022
Property and equipment	(1,078)
Intangible assets	(197)
Right-of-use assets	(660)
Deferred tax asset	(42)

Trade and other receivables	(3,978)
Cash and cash equivalents	(7,699)
Prepaid tax	(122)
Total assets included in disposal group classified as held for sale	(13,776)

Loans payable	163
Lease liabilities	665

Trade and other payables	10,452
Tax liability	62
Total liabilities included in disposal group classified as held for sale	11,342

Net assets and liabilities	(2,434)

Elimination of intra-group loans and payables	(7,753)

Net assets and liabilities	(10,187)

Consideration received in cash	9
Cash and cash equivalents disposed of	(7,699)
Net cash outflow	(7,690)

9.Game operation cost

Game operation cost consists mainly of employee benefits expenses. The following table summarizes game operation cost for the three and six months ended June 30, 2022 and June 30, 2021:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Employee benefits expenses	(3,135)	(1,247)	(1,609)	(711)
Technical support services	(3,462)	(2,548)	(1,701)	(855)
	(6,597)	(3,795)	(3,310)	(1,566)

Technical support services mainly relate to maintenance and upgrades of the Group’s software applications provided by a third party and servers’ support cost.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

10.Selling and marketing expenses

Selling and marketing expenses consist mainly of expenses to attract new users through advertising. The following table summarizes selling and marketing expenses for the three and six months ended June 30, 2022 and June 30, 2021:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Advertising costs	(88,926)	(154,634)	(33,775)	(90,190)
Employee benefits expenses	(2,395)	(838)	(1,252)	(555)
	(91,321)	(155,472)	(35,027)	(90,745)

Advertising costs decreased for the six months ended June 30, 2022 in comparison to the six months ended June 30, 2021 mainly due to the suspension of marketing activities in FSU countries as well as general decrease of marketing expenses due to the saturation of the market in the first half of 2022.

11.General and administrative expenses

The following table summarizes general and administrative expenses for the three and six months ended June 30, 2022 and June 30, 2021:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Employee benefits expenses	(6,613)	(1,722)	(3,032)	(1,023)
Professional fees	(2,159)	(2,090)	(666)	(683)
Other operating expenses	(4,908)	(1,667)	(3,743)	(1,541)
	(13,680)	(5,479)	(7,441)	(3,247)

Increase in Other operating expenses in the second quarter of 2022 is due to the accrual of Expected credit losses (“ECL”) of 3,107 on loan receivable to Castcrown Ltd (see Note 17). The amount was accrued based on provisions of IFRS 9 on an individual basis as 41.42 % of total amount as this is the percentage of cases in which is borrower will be in default based on Monte-Carlo simulation used by management for the model to determine fair value of financial instruments.

12.Finance income and finance expenses

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Interest income	334	—	235	—
Foreign exchange gain	409	—	1,534	775
Finance income	743	—	1,769	775

	Six months ended	Six months ended	Three months ended	Three months ended
	June 20, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Foreign exchange loss	—	(997)	—	—
Bank charges	(229)	(106)	(114)	(58)
Unwinding of discount on the put option liability	(101)	—	(34)	—
Interest expense	(20)	(14)	(9)	(6)
Finance expenses	(350)	(1,117)	(157)	(64)

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

13.Taxation

The Group recognized income tax expense in the amount of 2,025, major part of which relates to the income tax expense of Nexters Global Ltd 2,015 (524 for the six months ended June 30, 2021, major part of which related to the income tax expense of Nexters Global Ltd).

In accordance with the Cypriot tax rules the companies shall use their financial reporting in accordance with IFRS as tax records with certain insignificant exceptions. As a result, the Group has no material temporary differences between the tax and accounting bases of assets and liabilities and consequently no material deferred tax effect. Under certain conditions interest income of 334 (0 for the six months ended June 30, 2021) may be subject to defense contribution at the rate of 30%. In such cases this interest will be exempt from corporation tax. In certain cases, dividends received from abroad may be subject to defense contribution at the rate of 17%.

The applicable tax rate used for reconciliation is 12.5% for Cyprus companies.

(a)Cyprus IP box regime

In 2012, the government of Cyprus introduced a regime applicable to Intellectual Property (IP) (the ‘Old IP Regime’). The provisions of the Old IP regime allow for an 80% deemed deduction on royalty income and capital gains upon disposal of IP, owned by Cypriot resident companies (net of any direct expenses and amortization provisions over a 5-year period), bringing the effective tax rate on eligible IP income down to 2.5%.

In 2016, the House of Representatives passed amendments to the Income Tax Law (the ‘New IP Regime’) in order to align the current Cyprus IP tax legislation with the provisions of Action 5 of the OECD’s Base Erosion and Profit Shifting (BEPS) project. The amendments apply retroactively, as from July 1, 2016, but according to transitional arrangements, companies benefiting from the Old IP Regime could continue to apply its provisions until June 30, 2021, as long as the IP assets either generated income or their development was completed as at June 30, 2016. Therefore, the Group continued to benefit from the Old IP Regime up to June 30, 2021.

Starting from July 1, 2021, the Group applies the provisions of the New IP Regime, which are based on the nexus approach. According to the nexus approach, for an intangible asset to qualify for the benefits of the regime, there needs to be a direct link between the qualifying income and the qualifying expenses contributing to that income. An amount equal to 80% of the qualifying profits earned from qualifying intangible assets are excluded from the taxable profit, bringing the effective tax rate on eligible IP income down up to 2.5%. Under both the Old and the New IP Regimes, in case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the Old IP Box regime on June 30, 2021 and transition to the New IP Regime does not affect the amounts of current or deferred income taxes recognized at December 31, 2021, nor is it expected to increase the Group’s future current tax charge significantly.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

(b)Reconciliation of effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Profit/(loss) before income tax	75,134	(23,768)	42,118	(14,819)
Tax calculated at the applicable tax rates	(6,686)	3,902	(3,455)	2,438
Effect of different tax rates in other countries	5	(3)	(7)	(17)
Tax effect of expenses not deductible for tax purposes and non-taxable income	(601)	129	(1,300)	268
Tax effect of deductions under special tax regimes	5,620	(3,353)	3,812	(2,234)
Tax effect of tax losses brought forward	812	(675)	201	(455)
Tax effect of not recognized deferred tax asset regarding the loss carryforward	(760)	—	(293)	—
Overseas tax in excess of credit claim used during the period	(415)	(524)	(210)	(325)
Special contribution for the defence fund	—	—	—	—
Income tax expense	(2,025)	(524)	(1,252)	(325)

(c)Uncertainty over the income tax treatment and unrecognized deferred tax asset

Starting from January 1, 2019 the Company has changed its tax reporting principles, judgements and estimates in a few areas including, among others, revenue recognition for in-game purchases and software development costs, which resulted in a substantial amount of revenues related to in-game purchases made by Group’s consumers in 2019 being deferred to 2020 and beyond (see Note 23 for details). As a consequence, the Company has booked a substantial tax loss in 2019, 2020 and 2021.

These new principles and estimates in respect of the tax records have not yet been assessed or approved by the tax authorities, therefore we have no assurance as to whether they will be accepted by the relevant tax authorities. There also can be no assurance that the accounting treatment of certain transactions under IFRS as accepted by the Company like share-based payments, indirect taxes etc. will not be challenged by the relevant tax authorities. The Company has not recognized any tax expense in respect of these uncertainties as it believes that its tax records are in compliance with the existing laws and regulations and that its accruals for tax liabilities are sufficient and adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

Overseas tax in excess of credit claims used during the year represents withholding income tax charges imposed in respect of the Group’s bookings in certain jurisdictions where the Group’s customers are located.

Tax losses may be carried forward for five years. Group companies may deduct losses against profits arising during the same tax year. As at June 30, 2022 the Group did not recognize a deferred tax asset of 1,221 resulting from the tax losses reported in 2019, 2021 and the first half of 2022 because of the uncertainties described above (as at December 31, 2021:1,273). Tax losses for which no deferred tax asset was recognized expire in 2026 and 2027.

(d)Tax risks accrued

A portion of the tax liability represents the corporate income tax risks of Lightmap Ltd in the amount of 1,662 (see Note 3). The rest is represented mainly by the withholding taxes related to the corporate income tax, such as withholding tax in Brazil and Taiwan.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

14.Property and equipment

During the six months ended June 30, 2022, the Group acquired property and equipment with a cost of 584 (six months ended June 30, 2021: 924). Property and equipment with a cost of 68 was acquired in the process of acquisition of subsidiaries (six months ended June 30, 2021: 476). No assets were disposed of by the Group during the six months ended June 30, 2022 and 2021.

15.Intangible assets

During the six months ended June 30, 2022, the Group acquired intangible assets with a cost of 17,770 (six months ended June 30, 2021: 141). Intangible assets with a cost of 17,664 were acquired in the process of acquisition of subsidiaries (six months ended June 30, 2021: 52), see Note 3 for further details. No assets were disposed of by the Group during the six months ended June 30, 2022 and 2021.

16.Investments in equity accounted associates

MX Capital Ltd

As at January 27, 2022, the Company entered into a share purchase agreement to acquire 48.8% of the issued share capital of MX Capital Ltd from Everix Investments Ltd for an initial consideration of 16,586 paid in cash, while 1,586 was refunded to Nexters Inc in June of 2022.

Further earn-out payments of up to 35,000 may increase the consideration depending on achievement of certain agreed metrics by MX Capital Ltd. The fair value of such earn-out payments is 11,502, which was determined based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

On the same date, the Company entered into a shareholders’ agreement with the remaining shareholder of MX Capital Ltd, which provided for a put and call option deal allowing the Company to obtain control of 100% of the issued share capital of MX Capital Ltd in the first half of 2024. The price payable under the put and call options depends on achievement of certain agreed KPIs by MX Capital Ltd. The fair value of such symmetric option is 6,779 based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected buy-out of remaining shares (see Note 4 for the details).

Also, depending on the achievement of another set of KPIs by MX Capital Ltd, the Company shall pay the remaining shareholders an amount not exceeding 100,000 as further consideration for the sale of the option shares. MX Capital Ltd stands behind the RJ Games studio, developer of Puzzle Breakers, a new mobile midcore game that is associated with both puzzle and RPG genres. The transaction was fully executed on February 4, 2022. The fair value of such earn-outs is 4,692 based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

Founders and sellers earn-outs are recognized within the line Other non-current liabilities in this interim consolidated condensed statement of financial position.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

The deal is accounted for as equity accounted associate based on the provisions of IAS 28. The fair values of the identifiable assets and liabilities on provisional basis as at the date of acquisition were:

Fair value recognized
on acquisition,
February 4, 2022, MX
Capital Ltd
Assets
Property and equipment	148
Intangible assets	18,339
Right-of-use assets	26
Trade and other receivables	177
Cash and cash equivalents	5,367
Prepaid tax	34
Loans receivable - current	34
Other assets	154
24,279
Liabilities
Trade and other payables	(1,150)
Tax liability	(155)
Provisions for non-income tax risks	(89)
Lease liabilities - current	(26)
Short term loans	(1,171)

(2,591)

Total identifiable net assets at fair value	21,688

Goodwill arising on acquisition	13,831
Purchase consideration transferred	15,000
Liability arising from sellers earn-outs	11,502
Liability arising from founders earn-outs	4,692
Liability arising from symmetric put option	544
Asset arising from symmetric call option	(7,323)

Goodwill of 13,831 is included in the carrying amount of the investment.

Intangible assets mainly include IP rights, trademark, domain name and R&D.

The group’s loss net of tax since the date of acquisition amounted 6,428, Nexters Inc.’s share of these losses was reflected in the amount of 3,137 in the interim condensed consolidated statement of profit or loss.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

Castcrown Ltd

As at January 27, 2022, the Company entered into a share purchase agreement to acquire approximately 49.5% of the issued share capital of Castcrown Ltd for a total consideration of 2,970. Castcrown Ltd stands behind Royal Ark, a game studio responsible for two survival RPG titles – Dawn of Zombies and Shelter Wars. On the same date, the Company entered into a shareholders’ agreement with the remaining shareholders of Castcrown Ltd, which provided for a put and call option agreement allowing the Company to obtain control of 100% of the issued share capital of Castcrown Ltd. The call option may be exercised no later than April 1, 2027. The put option may be exercised from April 1, 2027 to July 1, 2027. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Ltd and is based on a discount to a projected future enterprise valuation of the Company. In consideration for being granted this call option, the Company has to pay to the remaining shareholders an option premium of 1,200 (subject to adjustment on completion accounts finalization), and may pay an additional option premium of 800 depending on the achievement of certain targets.

The transaction was fully executed on March 30, 2022 and is accounted for as equity accounted associate based on the provisions of IAS 28. The fair value of the call option is 3,745 based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model (see Note 4 for the details).

The fair values of the identifiable assets and liabilities on provisional basis as at the date of acquisition were:

Fair value recognized
on acquisition, March
30, 2022, Castcrown
Ltd
Assets
Property and equipment	4
Intangible assets	3,985
Trade and other receivables	344
Cash and cash equivalents	664
Loans receivable - current	121
5,118
Liabilities
Trade and other payables	(558)
Tax liability	(213)
Long term loans	(316)
(1,087)

Total identifiable net assets at fair value	4,031

Goodwill arising on acquisition	(2,773)

Purchase consideration transferred	2,970
Derivative asset arising from call option	(3,745)

Payment on consideration transferred was pending as at the reporting date.

Negative goodwill of 2,773 is included in the carrying amount of the investment and is reflected in the line “Share of loss of equity-accounted associates” of the interim condensed statement of profit or loss and arose due to the distressed asset sale by Castcrown Ltd’s shareholders due to the need in financing.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

Intangible assets mainly include IP rights, trademark, domain name and R&D.

The group’s loss net of tax since the date of acquisition amounted 2,574, Nexters Inc.’s share of these losses was reflected in the amount of 1,276 in the interim condensed consolidated statement of profit or loss.

The Group recognized indemnification asset in the amounts of 119 and 105 for the tax risks of MX Capital Ltd and Castcrown Ltd respectively as such indemnification was provided in the share purchase agreements.

The Group capitalized legal expenses of 148 as part of acquisition costs.

17.Loans receivable

As part of the share purchase agreement with MX Capital Ltd, the Company entered into a loan agreement with the acquired entity for a total amount of up to 43,000 plus the amount of debt owed by MX Capital Group to an affiliate of the previous shareholder. The first tranche of the loan for an amount of 8,000 was paid on February 4, 2022 upon completion of the share purchase agreement. On the same date, an additional 1,888 was granted to MX Capital Ltd, being the total debt owed to the affiliate of the former shareholder. Tranches of 13,000, 16,000 and 6,000 will be available for drawing until July 1, 2022, February 1, 2023 and September 1, 2023, respectively, depending on the satisfaction by MX Capital Ltd of certain conditions. The loan bears interest of 7% per annum and is secured by a pledge of shares in MX Capital Ltd. All amounts granted are due on April 1, 2027.

As part of the share purchase agreement with Castcrown Limited, the Company entered into an unsecured convertible notes agreement on March 30, 2022 for the amount of up to 16,000 at an interest on 7% p.a. with the due date on March 31, 2025. The first tranche of the notes amounting to 1,500 was acquired on April 1, 2022 and the second tranche in the amount of 6,000 was acquired on May 31, 2022. The Company shall acquire additional notes amounting to 8,500 depending on the achievement by Castcrown Limited of certain performance targets by December 31, 2024. The Company can convert the notes no earlier than December 31, 2024, unless Castcrown Limited has met the performance targets earlier than that.

The loan was issued as at April 1, 2022 and the fair value of conversion feature amounted to 0 as at June 30, 2022. According to IFRS 9 the liability on the loan is accounted for as its nominal value less fair value of its derivative liability component, as the second is equal to 0, the fair value of the loan equals its carrying amount.

The loans granted in 2021 are represented by loans to the Group’s employees. The exposure of the Group to credit risk is reported in Note 26 to the interim condensed consolidated financial statements.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

18.Lease

	Right-of-use assets	Lease liabilities
Balance at January 1, 2022	2,050	1,934
Additions	1,318	1,318
Acquisitions through business combinations	62	62
Reclassification to assets included in disposal group classified as held for sale - net of depreciation	(1,465)	—
Reclassification to liabilities included in disposal group classified as held for sale - net of depreciation	—	(1,485)
Depreciation	(343)	—
Interest expense	—	20
Payments	—	(546)
Effect of foreign exchange rates	—	—
Balance at June 30, 2022	1,622	1,303

Lease liabilities - current		886
Lease liabilities - non-current		417

	Right-of-use assets	Lease liabilities
Balance at January 1, 2021	1,044	1,111
Additions	1,706	1,706
Depreciation	(829)	—
Interest expense	—	50
Payments	—	(990)
Effect of foreign exchange rates	—	(35)
Balance at June 30, 2021	1,921	1,842

Lease liabilities - current		1,274
Lease liabilities - non-current		568

The amounts recognized in the interim condensed consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Expense relating to short-term and low-value leases	28	8	28	5
Interest expense on lease liabilities	20	50	36	26
	48	58	64	31

On January 31, 2022 Nexters Inc. acquired Lightmap Ltd group which had a lease agreement for the office building in Rostov-on-Don. The Company determines the commencement date as January 31, 2022, which is the acquisition date. As at June 30, 2022 this company Lightmap LLC is part of discontinued operation.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

Total cash outflow for leases recognized in the interim condensed consolidated statement of cash flow is presented below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Сash outflow for leases	1,438	940	804	390
Cash outflow for short-term and low-value leases	20	50	36	26
Total cash outflow for leases	1,458	990	840	416

All lease obligations of Cypriot companies are denominated in €. The rate of 3% per annum was used as the incremental borrowing rate.

19.Trade and other receivables

	June 30, 2022	December 31, 2021
Trade receivables	42,481	41,675
Deposits and prepayments	1,906	2,460
Other receivables	1,842	952
Total	46,229	45,087

The Group does not hold any collateral over the trading receivables balances.

The fair values of trade and other receivables approximate to their carrying amounts as presented above.

The exposure of the Group to credit risk and impairment losses in relation to trade and other receivables is reported in Note 26 to these interim condensed consolidated financial statements.

The amount of ECL in respect of trade and other receivables is 739 as at June 30, 2022 and is 102 as at December 31, 2021.

20.Trade and other payables

	June 30, 2022	December 31, 2021
Trade payables	5,591	16,191
Payables to the sellers on acquisitions	4,090	—
Provision for indirect taxes	4,666	6,923
Accrued salaries, bonuses, vacation pay and related taxes	2,936	1,924
Accrued professional services	548	1,100
Other payables	1,158	435
Total	18,989	26,573

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 26 to the interim condensed consolidated financial statements.

21.Provisions for non-income tax risks

The provisions consist of probable tax risks of Lightmap Ltd of 1,381. The Group recognizes the indemnification asset in the same amount on its consolidated statement of financial position.

It is mainly related to the acquired company’s indirect taxes risks together with the interest and penalties accrued which could be claimed by the tax authorities in Cyprus.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

22.Share warrant obligations

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$ 11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,249,993 warrants of the Company, 13,499,993 of which are public and 6,750,000 of which are private.

The fair value of Private and Public Warrants is determined using Level 3 inputs within the fair value hierarchy and is measured using Monte-Carlo simulation method along with Deferred Exchange Shares because of their potential dilution effect. The fair value of Public Warrants as at December 31, 2021 is determined using quoted market prices as they were traded in an active market.

Key assumptions of the model:

	December 31, 2021	June 30, 2022
Risk free rate	forward USD overnight index swap (OIS) rates (curve 42)	forward USD overnight index swap (OIS) rates (curve 42)
Volatility	forward implied volatility rates based on volatilities of publicly traded peers	forward implied volatility rates based on volatilities of publicly traded peers
Starting share price1	8.06	5.03
Expected warrant life (years)	4.7	4.1

Key input parameter of the model is starting share price. As the trading of the Company’s shares was halted, the following approach was used to estimate the starting share price:

●	Method 1. Last quoted Company’s share price adjusted for the impact of expected loss from decrease in bookings in certain FSU countries (Russia, Ukraine, and Belarus) and non-recurring costs. The following adjustments were applied to the last traded quoted share price from Nasdaq of US$ 6.38 as at February 28, 2022:
-	Estimated effect of losses to be incurred as a result of changed operating environment, which is incorporated as a 11.9% downward adjustment to share price;
-	Change from February 28, 2022 to the reporting date of the average beta of publicly traded peers, resulted to a further downward adjustment to share price by 9.8%.

Based on the above adjustments to the last quoted share price, estimated starting share price per Method 1 is US$ 5.00.

●	Method 2. Multiples of the Enterprise value (EV) to Bookings and EV to EBITDA based on valuation of our publicly traded peers.
-	Implied multiples were calculated using the last quoted share price to estimate a discount to average multiples of peer group (31% for EV/Bookings and 37% for EV/EBITDA);

1 Starting share price was the market price taken from Bloomberg for valuation as at December 31, 2021. As at June 30, 2022 is based on the methods disclosed above.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

-	Average EV/Bookings and EV/EBITDA multiples of peer group were calculated as at the reporting date;
-	Discounts from the multiples calculated in the first step were applied to estimate our multiples as at the reporting date.

Method 2 provided the range of the starting share price from US$ 4.57 based on EV/Bookings multiple to US$ 5.53 based on EV/EBITDA multiple.

An average of prices determined by Method 1 and Method 2 was used as a starting share price for the warrants model.

The Company has recognized the following warrant obligations:

	Public Warrants	Private Warrants	Total
Balance at December 31, 2021	10,372	11,657	22,029
Fair value adjustment	(598)	(4,166)	(4,764)
Balance at June 30, 2022	9,774	7,491	17,265

23.Deferred revenue and deferred platform commission fees

As at June 30, 2022, deferred revenue is expected to be recognized over an estimated average playing period of the paying users.

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time.

The text below summarizes the change in deferred revenue and platform commission fees for six months ended June 30, 2022 and 2021.

The Group recognized during the period of six months ended June 30, 2022 the revenue of 180,322 (six months ended June 30, 2021 – 139,792) and deferred the amount of 166,948 (six months ended June 30, 2021 – 211,514) in both cases related to the in-app purchases recorded for the six months ended June 30, 2022.

The Group recognized during the period of six months ended June 30, 2022 the platform commissions of 64,080 (six months ended June 30, 2021 – 41,724) and deferred the amount of 52,987 (six months ended June 30, 2021 – 57,389) in both cases related to the platform commissions associated with in-app purchases recorded for the six months ended June 30, 2022.

We use statistical estimation model to arrive at the average playing period of the paying users for each platform. As at June 30, 2022 and 2021 player lifespan for Hero Wars averages 26 and 23 months respectively. As at December 31, 2021 player lifespan for Hero Wars averages 25 months.

The estimated player lifespan in our other games as at June 30, 2022 and 2021 averages 14 months and 25 months respectively. The estimated player lifespan in our other games as at December 31, 2021 averages 25 months. The change in player lifespan is mostly due to the shutdown of one of Island Experiment in July of 2021 and acquisition of Lightmap Ltd.

24.Related party transactions

As at March 31, 2022 the Company’s key shareholders are Andrey Fadeev and Boris Gertsovsky, each owning 20.3%, Dmitrii Bukhman and Igor Bukhman, each owning 18.9% and Ivan Tavrin owning 5.9% of the issued shares.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

The transactions and balances with related parties are as follows:

(i)Directors and key management’s remuneration

The remuneration of Directors and other members of key management was as follows:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Directors’ remuneration	560	188	302	95
-short-term employee benefits	425	188	240	95
-share-based payments	135	—	62	—
Other members of key management’s remuneration	1,802	394	763	218
-short-term employee benefits	874	394	383	218
-share-based payments	928	—	380	—
	2,362	558	1,065	409

(ii)Loans receivable

	June 30, 2022	December 31, 2021
Loan to the Company’s employees	356	123
Loan to Castcrown Ltd - net (Note 16)	4,455	—
Loan to MX Capital Ltd - net (Note 16)	9,984	—
	14,795	123

The amount of ECL in respect of loans receivable from related parties is 3,282 as at June 30, 2022 and is 0 as at December 31, 2021.

25.List of subsidiaries

Set out below is a list of subsidiaries of the Group.

	Ownership Interest	Ownership Interest
	June 30, 2022	December 31, 2021
Name	%	%
Flow Research S.L.	100	100
Nexters Studio LLC	100	100
Nexters Online LLC	100	100
NHW Ltd	100	100
Nexters Global Ltd	100	100
Synergame Investments Ltd	100	100
Game Positive LLC	70	70
Lightmap Ltd	100	—
Lightmap LLC	100	—

Flow Research S.L.

Flow Research S.L. was incorporated in Barcelona, Spain, on November 10, 2017. The registered office of the company is at CL Fontanella 4, Orihuela Alicante, 03189 Spain. The company’s principal activities are creative design of online games.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

Nexters Studio LLC

NX Studio LLC was incorporated in Moscow, the Russian Federation on July 7, 2015. The registered office of the company is Zemlyanoy lane, 50A Building 2, 109028, Moscow. The company’s principal activities are game development. NX Studio LLC was renamed to Nexters Studio LLC in June of 2021.

Nexters Online LLC

NX Online LLC was incorporated in Moscow, the Russian Federation on January 29, 2020. The registered office of the company is Zemlyanoy lane, 50A Building 2, 109028, Moscow. The company’s principal activities are technical support for the online gaming. NX Online LLC was renamed to Nexters Online LLC in June of 2021.

NHW Ltd

NHW Ltd was incorporated in Larnaca, Republic of Cyprus on March 9, 2020. The registered office of the company is Faneromenis, 107, P.C. 6031, Larnaca, Cyprus. The company’s principal activities are publication and testing of program applications.

Nexters Global Ltd

Nexters Global Ltd was incorporated in Larnaca, Republic of Cyprus on November 2, 2009. The registered office of the Company is at Faneromenis 107, 6031, Larnaca, Cyprus. The company’s principal activities are game development.

Synergame Investments Ltd

Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The registered office of the company is Griva Digeni, 55, P.C. 3101, Limassol, Cyprus. The company’s principal activity is to provide independent developers with expertise and funds needed to launch their games and build successful international businesses.

Game Positive LLC

Game Positive LLC was incorporated in Moscow, the Russian Federation on September 27, 2021. The registered office of the company is Spartakovskiy lane, 2, Building 1, 105082, Moscow. The company’s principal activities are game development.

Lightmap Ltd

The group encompasses five legal entities, four of which Lightmap Ltd, Cubic Games Ltd, Kadexo Ltd, Fellaway Ltd are incorporated in Cyprus, while the fifth Lightmap LLC is incorporated in Russia. Lightmap Ltd is the owner of intellectual property (IP) rights. Cubic Games Ltd and Kadexo Ltd are the publishers of games Pixel Gun 3D (“PG3D”) and Block City Wars (“BCW”), respectively. The publishers pay 97% of their revenue in license fees to Lightmap Ltd Fellaway Ltd is dormant and slated for dissolution. Lightmap LLC employs developers and production and support staff. Lightmap Ltd has an investment in another subsidiary entity, Britglow Ltd, this company is liquidated.

Lightmap LLC

Lightmap LLC was incorporated in Rostov-on-Don, the Russian Federation on April 21, 2017. The registered office of the company is Nizhnebulvarnaya str., 8, Building 1, 344022, Rostov-on-Don. The company’s principal activities are game development.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

26.Financial instruments - fair values and risk management

A.Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at June 30, 2022 and December 31, 2021. For all the Group’s financial assets and financial liabilities their carrying amounts are reasonable approximations of their fair values.

Financial assets are as follows:

	June 30, 2022	December 31, 2021
Financial assets at amortized cost
Trade receivables	42,481	41,675
Cash and cash equivalents	91,378	142,802
Loans receivable	14,806	123
Total	148,665	184,600

	June 30, 2022	December 31, 2021
Financial assets measured at fair value
Call option assets	6,054	—
Total	6,054	—

Financial liabilities are as follows:

	June 30, 2022	December 31, 2021
Financial liabilities not measured at fair value
Lease liabilities	1,303	1,934
Trade and other payables	18,989	26,573
Total	20,292	28,507

	June 30, 2022	December 31, 2021
Financial liabilities measured at fair value
Loans receivable	14,806	123
Put option liability	13,886	—
Other non-current liabilities	9,071	—
Share warrant obligations	17,265	22,029
Total	55,028	22,152

B.Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the Group’s activities.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

The Group has exposure to the following risk arising from financial instruments:

(i)Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises predominantly from trade receivables and is concentrated around key platforms, through which the Group is distributing online games. As at June 30, 2022 and December 31, 2021 the largest debtor of the Group constituted 39% and 30% of the Group’s Trade and other receivables and the 3 largest debtors of the Group constituted 68% and 74% of the Group’s Trade and other receivable respectively.

Credit risk related to trade receivables is considered insignificant, since almost all sales are generated through major companies, with consistently high credit ratings. These distributors pay the Group monthly, based on sales to the end users. Payments are made within 3 months after the sale to the end customer. The distributors take full responsibility for tracking and accounting of end customer sales and send to the Group monthly reports that show amounts to be paid. The Group does not have any material overdue or impaired accounts receivable.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 30, 2022	December 31, 2021
Loans receivables	14,806	123
Trade receivables	42,481	41,675
Cash and cash equivalents	91,378	142,802

Expected credit loss assessment for corporate customers as at June 30, 2022 and December 31, 2021

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgement.

Loans receivables

Loans receivables are provided to equity-accounted associates and the Company’s employees. The Group considers that one of its loans has low credit risk based on fact that it’s secured with the pledged shares and for the second one the specific provision for ECL was made. Therefore, ECL in respect of Loans receivables is 3,282 as at June 30, 2022 and 0 as at December 31, 2021.

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgement as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. The amount of ECL in respect of trade and other receivables is 739 as at June 30, 2022 and is 102 as at December 31, 2021.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

Cash and cash equivalents

The cash and cash equivalents are held with financial institutions, which are rated CCC- to A- based on Fitch’s ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at June 30, 2022 and December 31, 2021.

(ii)Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables.

The following are the contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments and exclude the impact of netting agreements.

June 30, 2022	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Non‑derivative financial liabilities
Lease liabilities	1,303	1,110	28	680	402
Trade and other payables	18,989	18,989	18,989	—	—
	20,292	20,099	19,017	680	402

December 31, 2021	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Non‑derivative financial liabilities
Lease liabilities	1,934	1,942	313	453	1,176
Trade and other payables	26,573	26,573	26,573	—	—
	28,507	28,515	26,886	453	1,176

The Group recognized financial liabilities arising from financial instruments measured at fair value with contractual maturities till years of 2026/2027 (see the amounts disclosed in Note 26.A).

(iii)Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and/or equity prices will affect the Group’s income or the value of its holdings of financial instruments.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

a.	Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro, the Russian Ruble and Armenian Dram. The Group’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

The Group’s exposure to foreign currency risk was as follows:

June 30, 2022	Euro	Russian Ruble	Armenian Dram

Assets
Loans receivable	356	—	—
Trade and other receivables	10,057	5,495	18
Cash and cash equivalents	9,077	1,498	1
	19,490	6,993	19
Liabilities
Lease liabilities	(1,303)	—
Trade and other payables	(11,058)	—	(212)
	(12,361)	—	(212)
Net exposure	7,129	6,993	(193)

December 31, 2021	Euro	Russian Ruble

Assets
Loans receivable	123	—
Trade and other receivables	9,493	3,571
Cash and cash equivalents	33,297	621
	42,913	4,192
Liabilities
Lease liabilities	(1,795)	(139)
Trade and other payables	(4,701)	(1,092)
	(6,496)	(1,231)
Net exposure	36,417	2,961

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies at June 30, 2022 and December 31, 2021 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Strengthening of	Weakening of US$
June 30, 2022	US$ by 10%	by 10%

Euro	(713)	713
Russian Ruble	(699)	699
Armenian Dram	19	(19)
	(1,393)	1,393

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

	Strengthening of	Weakening of US$
December 31, 2021	US$ by 10%	by 10%

Euro	(3,642)	3,642
Russian Ruble	(296)	296
	(3,938)	3,938

27.Share-based payments

In 2016 we adopted a Long-Term Incentive Plan (“LTIP”). Under this LTIP key employees of the Group and key employees of the Group’s service provider (“non-employees”) received remuneration in the form of share options (further referred to as “options”), whereby they render services as consideration for equity instruments. Within LTIP several tranches of share options for Nexters Global’s Class A shares and Class B shares were issued as stated below.

In November 2021 the Company approved Employee Stock Option plan (the “ESOP”). Key staff employed by the Group and independent directors receive remuneration in the form of stock options, whereby employees render services as consideration for equity instruments (equity-settled transactions). The Company granted a number of stock options under the ESOP, including:

●	Newly granted stock options (see section Stock options granted in 2021);
●	Stock options, which represent modification of the outstanding options under previous LTIP (see Modified complex options).

The common condition for both of these stock option types is that they have service condition. The Group believes that all employees granted a share-based compensation will continue to contribute to the Group’s projects and/or be employed by the Group during the respective vesting periods.

Class of shares	Grant Date	No. of options outstanding		Vesting period	Vesting conditions
Employee stock option plan	November 2021, depending on the employee	2,330,000	*	2021-2026	Service condition
Modified Class B complex vesting options	01.01.2019	4,120,300	*	2022-2026	Service condition, performance non-market condition
Modified complex conditional upon listing	18.11.2020	20,000	*	2021	Service condition, performance non-market condition
Total share options granted as at June 30, 2022		6,470,300		–	–

* Options granted refer to Nexters Inc. shares

We recorded share-based payments expense in general and administrative expenses, game operation cost and selling and marketing expenses of our interim condensed consolidated statement of profit or loss and other comprehensive income.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

The table below summarizes the share-based payments expense for the three and six months ended June 30, 2022 and June 30, 2021:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Class B complex vesting	398	—	150	—
Complex conditional upon listing	—	705	—	315
Employee stock option plan	1,631	—	814	—
Total recorded expenses	2,029	705	964	315
therein recognized:
within Game operation cost	64	—	32	—
within Selling and marketing expenses	129	—	65	—
within General and administrative expenses	1,836	705	867	315

In relation to the share-based payment expense for six months ended June 30, 2021 we recognized the increase in Other reserves of 73 as it corresponds to the equity settled portion of the share options and 632 in liabilities as it corresponds to non-share-based cash alternative and 254 in liabilities as it corresponds to the dividends protection feature of the share options.

In relation to the share-based payment expense for six months ended June 30, 2022 we recognized the increase in Other reserves of 2,029 as it corresponds to the equity settled portion of the share options.

Stock options granted in 2021

The stock options have only the service condition.

We have estimated the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted.

The following table presents fair value per one option and related assumptions used to estimate the fair value at the grant date:

Evaluation date (grant date)	November 16-30, 2021
Vesting period	60-90 months, depending on the employee
Market price, US$	From 7.86 to 8.71
Strike price, US$	0 or 10 depending on the grant
Expected volatility	36.15-37.88%
Dividend yield	0.0%
Risk-free interest rate	1.18-1.27%
Average FV of one option, US$	3.57

The table below summarizes the expenses recognized for the three and six months ended June 30, 2022 and June 30, 2021 represents further recognition of grant-date fair value of options over the vesting periods:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Expenses in relation to the stated conditions	1,631	705	814	315
Total recorded expenses	1,631	705	814	315

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

Modified complex options

Under the LTIP adopted in 2016, the Company granted Class B share options to one employee and one non-employee on January 1, 2019 with a service condition and a performance-based non-market vesting condition (net income thresholds per management accounts). The contractual term of the options was ten years. The fair value of granted awards was calculated as fair value of 100% share capital of Company (Equity Value – “EV”) at the grant date adjusted for the discount for lack of marketability (DLOM) and multiplied by the respective share of ownership of the respective tranche. The EV was estimated based on comparable companies’ EV/OCI multiples. Monte-Carlo Simulation method was used for the probability determination, based on which the judgement about the recognition was made.

For the purposes of the valuation each performance condition threshold was treated as a separate option with a separate valuation of the vesting period.

The following table presents fair value of options and related parameters used to estimate the fair value of our options at the grant date and probability of vesting:

Evaluation date (grant date)	January 1, 2019
Equity value, US$ mln	132
Expected volatility	41.00%
Dividend yield	6.80%
Proxy net income indicator	0.041201
Discount for Lack of Marketability*	8.40%
Total FV for 1,300 complex options**	7,856.12

*- applied to the result of fair value estimation.

**- total FV of 1,300 complex options related to Nexters Global shares that in November of 2021 were modified into 4,414,608 complex options related to the shares in Nexters Inc.

Strike price for the above mention option at the beginning of 2021 was US$ 0.00

As part of the new ESOP, the Company has modified the complex options in November of 2021. Under the modified program for a portion of the options the non-market performance condition was eliminated and they include only the service condition. For the remaining options the performance conditions were modified such that only the non-market performance targets were modified. The Company considered the modification to be beneficial to the recipients. The number of share options to vest was adjusted in accordance with management’s assessment of future achievement of non-market performance targets. The remaining grant-date fair value was applied to the revised number of share option and recognized over the modified vesting period as at December 31, 2021. As at June 30, 2022 management reviewed the assessment of future achievement of non-market performance targets and the remaining grant-date fair value was applied to the revised number of share options.

The table below summarizes the expenses recognized in relation to the above-mentioned options:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Expenses in relation to options with only the service condition	150	—	50	—
Expenses in relation to the options with yet unfulfilled performance non-market condition	248	—	100	—
Total recorded expenses	398	—	150	—

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

Complex conditional upon listing

Under the LTIP share options in the entity surviving the Transaction were granted to one employee on November 18, 2020 with a service condition and a series of performance-based non-market vesting conditions related to the listing. The contractual term of the options is 2 years. Since the agreement contains a clause that grants an employee the discretion of receiving cash consideration or options we treat the following agreement as a compound financial instrument that includes both a liability and an equity component.

We estimate the fair value of cash consideration first and estimate the fair value of the equity component consequently. The fair value of cash consideration is estimated as nominal value of related cash payments at assumed vesting date. We estimate the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted and accounted for in the current period.

The following table presents fair value per one option and related assumptions used to estimate the fair value of equity component of our options at the grant date:

Evaluation date (grant date)	November 18,	November 18,
	2020	2020
Vesting period	12 months	8 months
Market price, US$	9.91	9.91
Strike price, US$	10.00	10.00
Expected volatility	34.8%	34.8%
Dividend yield	0.0%	0.0%
Risk-free interest rate	0.11%	0.11%
Discount for Lack of Marketability	not applicable	not applicable
FV of option, US$	1.34	1.11

For the purposes of the valuation each performance condition threshold is treated as three separate sub-options with separate valuation of vesting periods.

The first two sub-options were exercised during 2021. The outstanding sub-option was modified on November 30, 2021, leading to the change in classification of the sub-option to equity-settled. Strike price for the above stated option at the beginning of 2021 was US$ 10.00 before the modification and US$ 0.00 after it.

The table below summarizes the expenses recognized in relation to the abovementioned options:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Expenses in relation to yet unfulfilled condition	—	705	—	315

Total recorded expenses	—	705	—	315

28.Commitments and contingencies

Taxation

Though we generally are not responsible for taxes generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added, use or similar taxes for revenue generated on games accessed and operated on our own platforms and/or in countries where the law requires the game publishers to pay such taxes even if games are made available for users through third-party platforms. Furthermore, an increasing number of U.S. states have considered or adopted laws that

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes or digital services taxes may be imposed on companies making digital sales to consumers within the European Union. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. In response to Wayfair, or otherwise, a number of U.S. states have already begun imposing such obligations, and other U.S. states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. In addition, as taxation of IT industries is rapidly developing there is a risk that various tax authorities may interpret certain agreements or tax payment arrangements differently than the Company (including identification of the taxpayer and determination of the tax residency). A successful assertion by one or more U.S. states or other countries or jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties, and could create significant administrative burdens for us or otherwise harm our business.

We believe that these interim condensed consolidated financial statements reflect our best estimate of tax liabilities and uncertain tax positions, which are appropriately accounted for and(/or) disclosed in these interim condensed consolidated financial statements.

Insurance

The Group holds no insurance policies in relation to its operations, or in respect of public liability or other insurable risks like risks associated with cybersecurity. There are no significant physical assets to insure. Management has considered the possibility of insurance of various risks but the cost of it outweighs the benefits in management’s view.

Data privacy and security

We collect, process, store, use and share data, some of which contains personal information, including the personal information of our players. Our business is therefore subject to a number of federal, state, local and foreign laws, regulations, regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information. Such laws, regulations, regulatory codes, and guidelines may be inconsistent across jurisdictions or conflict with other rules.

The scope of data privacy and security regulations worldwide continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. Further, the European Union, Cyprus, and United Kingdom have adopted comprehensive data protection and security laws. The European Union’s Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation), or the GDPR, which became effective in May 2018, and the U.K. GDPR, each as supplemented by national laws, (collectively, Applicable Data Protection Laws) impose strict requirements on controllers and processors of personal data in the European Economic Area, or EEA, and the United Kingdom, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, and shortened timelines for data breach notifications. Applicable Data Protection Laws create new compliance obligations applicable to our business and some of our players, which could require us to self-determine how to interpret and implement these obligations, change our business practices and expose us to lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations for alleged breach of data protection laws and the risk of significant reputational damage. Applicable Data Protection Laws increase financial penalties for noncompliance (including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million, or £17.5 million in the United Kingdom, (whichever is higher) for the most serious violations).

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to players or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

result in governmental investigations or enforcement actions, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and business.

Cybersecurity

Our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on those systems, and the data of our business partners. We do not maintain insurance policies covering losses relating to cybersecurity incidents, which may increase any potential harms that the business may suffer from a cyber-attack. We may be unable to cover all possible claims stemming from security breaches, cyberattacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business.

Regulatory environment

In December 2017, Apple updated its terms of service to require publishers of applications that include “loot boxes” to disclose the odds of receiving each type of item within each loot box to customers prior to purchase. Google similarly updated its terms of service in May 2019. Loot boxes are a commonly used monetization technique in free-to-play mobile games in which a player can acquire a virtual loot box, but the player does not know which virtual item(s) he or she will receive (which may be a common, rare or extremely rare item, and may be a duplicate of an item the player already has in his or her inventory) until the loot box is opened.

In addition, there are ongoing academic, political and regulatory discussions in the United States, Europe, Australia and other jurisdictions regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. Additionally, after being restricted in Belgium and the Netherlands, the United Kingdom House of Lords has recently issued a report recommending that loot boxes be regulated within the remit of gambling legislation and regulation.

In some of our games, certain mechanics may be deemed to be loot boxes. New regulations by the international jurisdictions, which may vary significantly across jurisdictions and with which we may be required to comply, could require that these game mechanics be modified or removed from games, increase the costs of operating our games due to disclosure or other regulatory requirements, impact player engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues because of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred because of this potential liability could harm our business, financial condition or results of operations.

Operating environment of the Group

Starting February, 2022 a number of countries announced a further extension of sanctions related to the Russian Federation earlier imposed in 2014 by US, UK and EU. The Rouble interest rates significantly increased. Later Central Bank of Russia decreased its key rate several times. However, the combination of the above resulted in reduced access to capital, higher cost of capital and uncertainty regarding future economic growth, which could negatively affect the Group’s future financial position, results of operations and business

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

prospects. Management of the Group believes it is taking appropriate measures to support the sustainability of the Group business in the current circumstances.

Prompted by the newly imposed sanctions, as at February 28, 2022, Nasdaq and the New York Stock Exchange imposed a suspension of trading in securities of a number of companies with operations in Russia, including Nexters Inc., which suspension currently remains in place.

Implications of COVID-19

On March 11, 2020, the World Health Organization declared the Coronavirus COVID-19 outbreak to be a pandemic in recognition of its rapid spread across the globe. Many governments have taken steps to help contain and/or delay the spread of the virus, including: requiring self-isolation/ quarantine by those potentially affected, implementing social distancing measures, and controlling or closing borders and ‘‘locking-down’’ cities/regions or even entire countries. These measures slowed down and may continue in the future to impact both the Cyprus and world economies. As at the date of issuance of the financial statements, the Company is not aware of any specific event or circumstance related to COVID-19 that would require it to update its estimates or judgments or adjust the carrying value of its assets or liabilities. Our liquidity analysis based on our recent performance and current estimates shows that we have adequate resources to finance our operations for the foreseeable future.

29.Events after the reporting period

Relocation of Personnel and Optimization of Headcount

On July 12, 2022 the Company’s Board of Directors approved the relocation program on the following main conditions:

●	The Group shall relocate approximately 600 of the group employees from Russia and Belarus to Cyprus, Armenia and other “safe-harbour” countries by the end of 2022;
●	The Group shall require from the management of recently acquired companies to use similar initiatives to decrease operational exposure to Russia.

The Company’s management also decided in June of 2022 in response to the changing operating environment to reduce the Group’s personnel by approximately 235 people. The reduction of personnel was substantially completed in June and July of 2022.

Sale of Russian subsidiaries

On July 12, 2022 the Company’s Board of Directors resolved as a part of the broader strategy of reducing to the maximum extent possible within the Company’s control the exposure to the Russian country risk to sell 100% shares in the charter capitals of the wholly owned subsidiaries of the Company Nexters Studio LLC, Nexters Online LLC and Lightmap LLC and 70% shares in the charter capital of Gamepositive LLC for the amounts not less than 200, 100, 100 and 100 thousands of Russian rubles respectively.

By the date of these financial statements the sale of Nexters Studio LLC, Nexters Online LLC and Gamepositive LLC has been completed on August 18, 2022 and the sale of Lightmap LLC on August 31, 2022. The approximate loss on disposal is presented below:

Cash received	9
Less net assets, including:
Assets	(13,776)
Liabilities	11,342
Total net assets	(2,434)

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2022 and June 30, 2021

(in thousands of US$ unless stated otherwise)

NCI at disposal	268

Loss on disposal of subsidiaries	(2,157)

Consideration received, satisfied in cash	9
Cash and cash equivalents disposed of	(7,699)

Net cash outflow	(7,690)

Loan to MX Capital Ltd

As part of the share purchase agreement with MX Capital Ltd, the Company entered into a loan agreement with the acquired entity. The second tranche of the loan for an amount of 13,000 was paid on July 6, 2022 following the fact that certain conditions stated in the purchase agreement.